Exhibit 99.1

Progen Pharmaceuticals Announces Fundraising Activities

- Company to Sell Registered Common Stock in the US to Raise US$32.8 Million and Raise an Additional A$34.1 Million through a Fully Underwritten 1 for 9 Entitlements Offer -

Brisbane, Australia.  3 May 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced that it has entered into definitive agreements with U.S. institutional and other investors to sell 6.9 million shares of common stock (ordinary shares) for an aggregate purchase price of US$32.8 million (A$39.7 million)(1). The sale price of US$4.75 (A$5.74) per share represents an 18 percent discount to the five-day NASDAQ Volume Weighted Average Pricing to May 1, 2007 of US$5.81 (A$7.02).  The transaction is expected to close on May 8, 2007, subject to satisfaction of conditions. The shares are being sold under a previously filed shelf registration statement, which the US Securities and Exchange Commission has declared effective. The shares represent new ordinary shares which will be issued by Progen on the settlement date.

Progen also announced a 1:9 non-renounceable entitlements offer to existing shareholders that is expected to raise an additional A$34.1 million (US$28.2 million) through the issuance of approximately 5.9 million shares, at an offer price of A$5.74 to ASX-listed shareholders and US$4.75 to Nasdaq-listed shareholders. Recipients of shares under the placement will be eligible to participate in the entitlements offer. The offer includes a free option for every two shares subscribed at an exercise price of A$8.40 to ASX-listed shareholders and US$6.95 to Nasdaq-listed shareholders. These options expire on 28 May 2010.

Progen expects that the net proceeds of these fundraising activities will be approximately A$68.3 million (US$56.5 million) after deducting the placement agency and underwriter fees and other estimated offering expenses.  The Company expects to use the net proceeds from the sale of these securities for general corporate purposes, including the conduct of Phase 3 clinical trials of PI-88 in post-resection liver cancer, the conduct of clinical trials of PI-88 in other indications, the development of the Company’s portfolio of other product candidates and to facilitate in-licensing or otherwise procuring additional technologies, which may include funding future acquisitions.

Thomas Weisel Partners LLC served as sole placement agent in connection with the US registered direct transaction. Copies of the final prospectus relating to this offering may be obtained from Thomas Weisel Partners LLC, One Montgomery Street, San Francisco, California 94104.

The entitlements offer is underwritten by Bell Potter and eG Capital.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company in the USA, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful under US laws prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Progen: Progen Pharmaceuticals (formerly Progen Industries Limited) is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

(1)             Exchange rate of A$0.8271 per US$1.00, at 2 May 2007

(2)             The record date for entitlements is expected to be 5.00pm Sydney, Australia time on 17 May 2007.

Progen Information: Justus Homburg Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: justus.homburg@progen.com.au	Linton Burns Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: linton.burns@progen.com.au

Media Relations Australia: Rebecca Piercy Buchan Consulting T: +61 2 9237 2800 / 0422 916 422 E: rpiercy@bcg.com.au	Investor Relations Australia: Rebecca Wilson Buchan Consulting T: +61 417 382 391 E: rwilson@bcg.com.au

Media Relations USA: Robert D. Stanislaro FD T: 212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith FD T: 212-850-5606 E: Evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.